UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

China Nuokang Bio-Pharmaceutical Inc.

(Name of the Issuer)

China Nuokang Bio-Pharmaceutical Inc.

Kingbird Investment Inc.

Kingbird Mergerco. Inc.

Baizhong Xue

Yuhuan Zhu

Anglo China Bio-technology Investment Holdings Limited

Britain Ukan Technology Investment Holdings (Group) Limited

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.0005 per share

American Depositary Shares, each representing eight Ordinary Shares

(Title of Class of Securities)

16949B113

(CUSIP Number)

China Nuokang Bio-Pharmaceutical Inc. No. 18-1 East Nanping Road Hunnan National New & High-tech Development Zone Shenyang, Liaoning Province People’s Republic of China 110171 Tel: +86-24-2469-6033

Baizhong Xue

c/o China Nuokang Bio-Pharmaceutical Inc.

No. 18-1 East Nanping Road

Hunnan National New & High-tech Development Zone

Shenyang, Liaoning Province

People’s Republic of China 110171

Tel: +86-24-2469-6033

Yuhuan Zhu

c/o China Nuokang Bio-Pharmaceutical Inc.

No. 18-1 East Nanping Road

Hunnan National New & High-tech Development Zone

Shenyang, Liaoning Province

People’s Republic of China 110171

Tel: +86-24-2469-6033

Kingbird Investment Inc.

c/o China Nuokang Bio-Pharmaceutical Inc.

No. 18-1 East Nanping Road

Hunnan National New & High-tech Development Zone

Shenyang, Liaoning Province

People’s Republic of China 110171

Tel: +86-24-2469-6033

Kingbird Mergerco. Inc.

c/o China Nuokang Bio-Pharmaceutical Inc.

No. 18-1 East Nanping Road

Hunnan National New & High-tech Development Zone

Shenyang, Liaoning Province

People’s Republic of China 110171

Tel: +86-24-2469-6033

Anglo China Bio-technology Investment Holdings Limited

c/o China Nuokang Bio-Pharmaceutical Inc.

No. 18-1 East Nanping Road

Hunnan National New & High-tech Development Zone

Shenyang, Liaoning Province

People’s Republic of China 110171

Tel: +86-24-2469-6033

Britain Ukan Technology Investment Holdings (Group) Limited

c/o China Nuokang Bio-Pharmaceutical Inc.

No. 18-1 East Nanping Road

Hunnan National New & High-tech Development Zone

Shenyang, Liaoning Province

People’s Republic of China 110171

Tel: +86-24-2469-6033

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 1 Jianguomenwai Avenue Beijing 100004 People’s Republic of China	David T. Zhang, Esq. c/o Kirkland & Ellis International LLP 26th Floor, Gloucester Tower The Landmark 15 Queen’s Road, Central Hong Kong

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer

☑	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**

$43,414,472	$5,921.73

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $0.725 for 58,522,030 outstanding ordinary shares of the issuer subject to the transaction, plus (b) the product of 1,360,000 restricted shares multiplied by $0.725 per share ((a) and (b) together, the “Transaction Valuation”).
**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2013, was calculated by multiplying the Transaction Valuation by 0.00013640.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,799.98

Form or Registration No.: 333-163250

Filing Party: China Nuokang Bio-Pharmaceutical Inc.

Date Filed: November 20, 2009

INTRODUCTION

This Amendment No. 3 to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) China Nuokang Bio-Pharmaceutical Inc., a Cayman Islands company (the “Company”), the issuer of the registered ordinary shares, par value $0.0005 per share (each, a “Share” and collectively, the “Shares”), including the Shares represented by the American depositary shares (“ADSs”), each representing eight Shares, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Kingbird Investment Inc., a Cayman Islands company (“Parent”); (c) Kingbird Mergerco. Inc., a Cayman Islands company (“Merger Sub”); (d) Mr. Baizhong Xue, chairman of the board of directors and chief executive officer of the Company (“Mr. Xue”); (e) Ms. Yuhuan Zhu, the wife of Mr. Xue (“Ms. Zhu”); (f) Anglo China Bio-technology Investment Holdings Limited, a British Virgin Islands company (“Anglo China”); and (g) Britain Ukan Technology Investment Holdings (Group) Limited, a British Virgin Islands company (“Britain Ukan”).

On September 27, 2012, Parent, Merger Sub and the Company, and, solely for the purposes of Section 6.16 thereof, Anglo China and Britain Ukan, entered into an Agreement and Plan of Merger (the “merger agreement”) providing for the merger of Merger Sub with and into the Company (the “merger”), in accordance with the provisions of the Companies Law (2011 Revision) of the Cayman Islands (the “Cayman Companies Law”), with the Company continuing as the surviving company after the merger. Parent and Merger Sub are beneficially owned by Ms. Zhu.

Under the terms of the merger agreement, at the effective time of the merger, each issued and outstanding Share will be cancelled and cease to exist in exchange for the right to receive $0.725, and each ADS, each representing eight Shares, will represent the right to surrender the ADS in exchange for $5.80 (less $0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement, dated as of December 9, 2009, by and among the Company, JPMorgan Chase Bank, N.A. and all holders and beneficial owners of ADSs issued thereunder (the “Deposit Agreement”)), in each case, in cash, without interest and net of any applicable withholding taxes, excluding (a) Shares and ADSs owned by Parent, Merger Sub or the Company (as treasury shares, if any), or by any direct or indirect wholly owned subsidiary of Parent, Merger Sub or the Company, in each case immediately prior to the effective time of the merger, which will be cancelled, cease to exist and receive no consideration, (b) Shares and ADSs beneficially owned by Anglo China and Britain Ukan prior to the effective time of the merger (the “Founder Shares”), which will survive the merger and receive no consideration, and (c) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent from the merger under the Cayman Companies Law (the “Dissenting Shares”), which will be cancelled and cease to exist, and the holders thereof will be entitled only to payment of the fair value of such Dissenting Shares in accordance with Section 238 of the Cayman Companies Law.

In addition, each restricted share issued pursuant to the Company’s 2007 Share Incentive Plan and the Company’s 2008 Share Incentive Plan that is outstanding immediately prior to the effective time of the merger, whether vested or unvested, shall become fully vested immediately prior to the effective time of the merger, and each such restricted share shall be treated as a Share for all purposes under the merger agreement and shall be cancelled in exchange for the right to receive $0.725 in cash, without interest and net of any applicable withholding taxes.

The merger remains subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including obtaining the requisite approval and authorization of the shareholders of the Company. The merger agreement and the plan of merger attached as Exhibit A to the merger agreement (the “Cayman Plan of Merger”) must be approved and authorized by an affirmative vote of shareholders holding at least two-thirds of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting of shareholders of the Company.

The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a copy of which is attached as Exhibit (a)(1) to this Transaction Statement), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to approve and authorize the merger agreement and the Cayman Plan of Merger and the transactions contemplated thereby (including the merger).

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has produced any disclosure with respect to any other Filing Person.

Item 1	Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2	Subject Company Information

(a)        Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

(b)        Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“The Extraordinary General Meeting—Record Date; Shares and ADSs Entitled to Vote”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c)        Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters”

(d)        Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters”

(e)        Prior Public Offering. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs”

(f)        Prior Stock Purchase. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs”

Item 3	Identity and Background of Filing Person

(a)        Name and Address. China Nuokang Bio-Pharmaceutical Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex E—Directors and Executive Officers of Each Filing Person”

(b)        Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex E—Directors and Executive Officers of Each Filing Person”

(c)        Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex E—Directors and Executive Officers of Each Filing Person”

Item 4	Terms of the Transaction

(a)-(1)  Material Terms. Not applicable.

(a)-(2)  Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors”

•	“The Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(c)        Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(d)        Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Dissenters’ Rights of Shareholders”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Dissenters’ Rights”

•	“Annex D—Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) – Section 238”

(e)        Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Provisions for Unaffiliated Security Holders”

(f)        Eligibility of Listing or Trading. Not applicable.

Item 5	Past Contracts, Transactions, Negotiations and Agreements

(a)        Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Related Party Transactions”

•	“Transactions in the Shares”

(b)        Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Purposes and Reasons of the Buyer Group for the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(c)        Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(e)        Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Voting by Continuing Shareholders at the Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Transactions in the Shares”

•	“Annex A—Agreement and Plan of Merger”

Item 6	Purposes of the Transaction and Plans or Proposals

(b)        Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Purposes and Reasons of the Buyer Group for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Merger”

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Summary Term Sheet—Financing of the Merger”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Purposes and Reasons of the Buyer Group for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

Item 7	Purposes, Alternatives, Reasons and Effects

(a)        Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Purposes and Reasons of the Buyer Group for the Merger”

(b)        Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Purposes and Reasons of the Buyer Group for the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

(c)        Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Purposes and Reasons of the Buyer Group for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

(d)        Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Effect of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Material U.S. Federal Income Tax Consequences”

•	“Special Factors—Material PRC Income Tax Consequences”

•	“Special Factors—Material Cayman Islands Tax Consequences”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

Item 8	Fairness of the Transaction

(a)-(b)    Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Independent Committee and the Board of Directors”

•	“Summary Term Sheet—Position of Buyer Group as to Fairness”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Opinions of the Independent Committee’s Financial Advisors”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex B—Opinion of Lazard Asia (Hong Kong) Limited as Financial Advisor”

•	“Annex C—Opinion of Houlihan Lokey (China) Limited as Financial Advisor”

(c)        Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Shareholder Vote Required to Adopt the Merger Agreement”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“The Extraordinary General Meeting—Vote Required”

(d)        Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Opinions of the Independent Committee’s Financial Advisors”

(e)        Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Independent Committee and the Board of Directors”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

(f)        Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

Item 9	Reports, Opinions, Appraisals and Negotiations

(a)        Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Opinion of the Independent Committee’s Financial Advisors”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Opinions of the Independent Committee’s Financial Advisors”

•	“Annex B—Opinion of Lazard Asia (Hong Kong) Limited as Financial Advisor”

•	“Annex C—Opinion of Houlihan Lokey (China) Limited as Financial Advisor”

(b)        Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Opinions of the Independent Committee’s Financial Advisors”

•	“Annex B—Opinion of Lazard Asia (Hong Kong) Limited as Financial Advisor”

•	“Annex C—Opinion of Houlihan Lokey (China) Limited as Financial Advisor”

(c)        Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Where You Can Find More Information”

        The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.

Item 10	Source and Amount of Funds or Other Consideration

(a)        Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(b)        Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

(c)        Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Special Factors—Fees and Expenses”

(d)        Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

•	“Special Factors—Plans for the Company after the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

Item 11	Interest in Securities of the Subject Company

(a)        Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)        Securities Transaction. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs”

Item 12	The Solicitation or Recommendation

(d)        Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Voting by Continuing Shareholders at the Extraordinary General Meeting”

•	“The Extraordinary General Meeting—Vote Required”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e)        Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Independent Committee and the Board of Directors”

•	“Summary Term Sheet—Position of Buyer Group as to Fairness”

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“The Extraordinary General Meeting—Our Board’s Recommendation”

Item 13	Financial Statements

(a)        The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Financial Information”

•	“Where You Can Find More Information”

(b)        Pro Forma Information. Not applicable.

Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a)        Solicitation or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“The Extraordinary General Meeting—Solicitation of Proxies”

(b)        Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex E—Directors and Executive Officers of Each Filing Person”

Item 15	Additional Information

(b)        Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16	Exhibits

(a)-(1) Proxy Statement of the Company dated December 17, 2012 (the “Proxy Statement”).

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3) Proxy Card, incorporated herein by reference to Annex F of the Proxy Statement.

(a)-(4) ADS Voting Instruction Card, incorporated herein by reference to Annex G of the Proxy Statement.

(a)-(5) Press Release issued by the Company, dated September 27, 2012, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on September 28, 2012.

(b)-(1) Facility Agreement, dated as of September 27, 2012, by and among Merger Sub, Mr. Xue, Ms. Zhu and China Grand Enterprises (HK) Limited.*

(c)-(1) Opinion of Lazard Asia (Hong Kong) Limited, dated September 27, 2012, incorporated herein by reference to Annex B of the Proxy Statement.

(c)-(2) Opinion of Houlihan Lokey (China) Limited, dated September 27, 2012, incorporated herein by reference to Annex C of the Proxy Statement.

(c)-(3) Discussion Materials prepared by Lazard Asia (Hong Kong) Limited for discussion with the independent committee of the board of directors of the Company, dated June 27, 2012.*

(c)-(4) Discussion Materials prepared by Lazard Asia (Hong Kong) Limited for discussion with the independent committee of the board of directors of the Company, dated August 27, 2012.*

(c)-(5) Discussion Materials prepared by Lazard Asia (Hong Kong) Limited for discussion with the independent committee of the board of directors of the Company, dated September 27, 2012.*

(c)-(6) Discussion Materials prepared by Houlihan Lokey (China) Limited for discussion with the independent committee of the board of directors of the Company, dated September 27, 2012.*

(d)-(1) Agreement and Plan of Merger, dated as of September 27, 2012, by and among the Company, Parent and Merger Sub, and, solely for the purposes of Section 6.16 thereof, Anglo China and Britain Ukan incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2) Limited Guarantee, dated as of September 27, 2012, by Anglo China in favor of the Company.*

(d)-(3) Framework Agreement Concerning Share Transfer of PRC Onshore Companies Affiliated with the Company, dated as of September 27, 2012, by and among Mr. Xue, Ms. Zhu and China Grand Enterprises Group Co., Ltd.*

(d)-(4) Form of Share Charge, created by China Nuokang Bio-Pharmaceutical Inc., as the Chargor, in favor of China Grand Enterprises (HK) Limited, as the Chargee.*

(d)-(5) Form of Charge Over Account, created by Surplus International Investments Limited, as the Charger, in favor of China Grand Enterprises (HK) Limited, as the Chargee.*

(f)-(1) Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2) Section 238 of the Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex D to the Proxy Statement.

(g) Not applicable.

*	Previously filed on October 12, 2012

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 17, 2012

China Nuokang Bio-Pharmaceutical Inc.

By:	/s/ Sean Shao
Name: Sean Shao
Title: Director

Kingbird Investment Inc.

By:	/s/ Yuhuan Zhu
Name: Yuhuan Zhu
Title: Director

Kingbird Mergerco. Inc

By:	/s/ Yuhuan Zhu
Name: Yuhuan Zhu
Title: Director

Baizhong Xue

By:	/s/ Baizhong Xue

Yuhuan Zhu

By:	/s/ Yuhuan Zhu

Anglo China Bio-technology Investment Holdings Limited

By:	/s/ Baizhong Xue
Name: Baizhong Xue
Title: Director

Britain Ukan Technology Investment Holdings (Group) Limited

By:	/s/ Baizhong Xue
Name: Baizhong Xue
Title: Director

Exhibit Index

(a)-(1) Proxy Statement of the Company dated December 17, 2012 (the “Proxy Statement”).

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3) Proxy Card, incorporated herein by reference to Annex F of the Proxy Statement.

(a)-(4) ADS Voting Instruction Card, incorporated herein by reference to Annex G of the Proxy Statement.

(a)-(5) Press Release issued by the Company, dated September 27, 2012, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on September 28, 2012.

(b)-(1) Facility Agreement, dated as of September 27, 2012, by and among Merger Sub, Mr. Xue, Ms. Zhu and China Grand Enterprises (HK) Limited.*

(c)-(1) Opinion of Lazard Asia (Hong Kong) Limited, dated September 27, 2012, incorporated herein by reference to Annex B of the Proxy Statement.

(c)-(2) Opinion of Houlihan Lokey (China) Limited, dated September 27, 2012, incorporated herein by reference to Annex C of the Proxy Statement.

(c)-(3) Discussion Materials prepared by Lazard Asia (Hong Kong) Limited for discussion with the independent committee of the board of directors of the Company, dated June 27, 2012.*

(c)-(4) Discussion Materials prepared by Lazard Asia (Hong Kong) Limited for discussion with the independent committee of the board of directors of the Company, dated August 27, 2012.*

(c)-(5) Discussion Materials prepared by Lazard Asia (Hong Kong) Limited for discussion with the independent committee of the board of directors of the Company, dated September 27, 2012.*

(c)-(6) Discussion Materials prepared by Houlihan Lokey (China) Limited for discussion with the independent committee of the board of directors of the Company, dated September 27, 2012.*

(d)-(1) Agreement and Plan of Merger, dated as of September 27, 2012, by and among the Company, Parent and Merger Sub, and, solely for the purposes of Section 6.16 thereof, Anglo China and Britain Ukan incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2) Limited Guarantee, dated as of September 27, 2012, by Anglo China in favor of the Company.*

(d)-(3) Framework Agreement Concerning Share Transfer of PRC Onshore Companies Affiliated with the Company, dated as of September 27, 2012, by and among Mr. Xue, Ms. Zhu and China Grand Enterprises Group Co., Ltd.*

(d)-(4) Form of Share Charge, created by China Nuokang Bio-Pharmaceutical Inc., as the Chargor, in favor of China Grand Enterprises (HK) Limited, as the Chargee.*

(d)-(5) Form of Charge Over Account, created by Surplus International Investments Limited, as the Charger, in favor of China Grand Enterprises (HK) Limited, as the Chargee.*

(f)-(1) Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2) Section 238 of the Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex D to the Proxy Statement.

(g) Not applicable.

*	Previously filed on October 12, 2012.